Exhibit 12.1

Regency Centers Corporation

Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Three months ended		Year Ended
	3/31/2010	3/31/2009	2009	2008	2007	2006	2005
Fixed Coverage Ratio:
Continuing operations (before equity in income (loss) of investments in real estate partnerships and noncontrolling interests)	$15,477	18,729	(12,266)	114,278	157,920	158,744	91,347
Add (subtract): Tax (benefit) expense	7	(190)	1,869	(1,600)	4,197	11,772	(536)
Less: Non controlling interests (without own fixed charges)	(19)	(23)	(59)	(41)	(869)	(4,752)	(83)
Add: Distributions from operations JV’s	8,362	9,053	31,252	30,730	30,547	28,788	28,661
Add: Distributions from investment JV’s	-	1,920	23,548	28,923	41,372	13,452	30,918
Add: Fixed charge	39,814	45,992	174,530	193,901	179,798	156,242	139,331
Subtract: Preferred stock dividend	(4,919)	(4,919)	(19,675)	(19,675)	(19,675)	(19,675)	(16,744)
Subtract: Preferred unit distribution	(931)	(931)	(3,725)	(3,725)	(3,725)	(3,725)	(8,105)
Subtract: Capitalized interest	(2,080)	(6,359)	(19,062)	(36,511)	(35,424)	(23,952)	(12,400)

Earnings	$55,710	63,272	176,413	306,280	354,141	316,894	252,389

Fixed Charge Data:
Preferred stock dividend	$4,919	4,919	19,675	19,675	19,675	19,675	16,744
Preferred unit distribution	931	931	3,725	3,725	3,725	3,725	8,105
Interest expense	31,884	33,783	132,068	133,990	120,974	108,890	102,082
Capitalized interest	2,080	6,359	19,062	36,511	35,424	23,952	12,400

Total fixed charge	$39,814	45,992	174,530	193,901	179,798	156,242	139,331

Ratio of earnings to fixed charges	1.4	1.4	1.0	1.6	2.0	2.0	1.8